EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                                   ENDORSEMENT



   THE INSURED                                   POLICY NUMBER

 REGISTER DATE                                   VARIABILITY EFFECTIVE DATE

Endorsed on this policy on its Date of Issue:

1. For purposes of determining the VAA Change Amount for each investment division on the first policy anniversary of this policy, Items (1) and (2) of the section entitled "VAA Change Amount" are changed to read as follows:

     (1) The Actual NRR for the investment division from the Variability Effective Date to the first policy anniversary, minus the pro-rated portion of the Base NRR covering the same period. Or, if the Variable Reduced Paid-Up Insurance option is elected in the first policy year, the Actual NRR for the investment division from the date that such option takes effect, minus the pro-rated portion of the Base NRR covering the same period.

     (2) The Benefit Base for the investment division as of the Register Date. (If the Variable Reduced Paid-Up Insurance option has been elected in the first policy year, the Benefit Base is the net cash value as of the date of lapse.)

2. For purposes of determining the cash value on any date during the first policy year, the first paragraph of the section entitled "Calculation of Cash Values" is changed to read as follows:

     The cash value of this policy on any date is the sum of your cash values in each investment division on that date. Your cash value in each investment division on any date during the first policy year is determined as follows:

     (1) While the policy is not lapsed, the sum of the immediately following Items (a), (c) and (d).

     (2) More than three months after the policy has lapsed and while it is being continued under the Variable Reduced Paid-Up Insurance option, the sum of the immediately following Items (b), (c) and (d).

          (a) The tabular cash value on that date, multiplied by the allocation percentage for that investment division in effect on the Register Date.

          (b)  The product of the following Items (i) and (ii):

               (i) The product of the Net Single Premium on that date per $1,000 of Paid-Up Whole Life Insurance as shown on page 3B, and the Variable Reduced Paid-Up Face Amount defined in the provision entitled "Options on Lapse".

               (ii) The following  amount  immediately  before the date on which the cash value is being determined: The cash value in that investment division, divided by the total cash value in this policy.

          (c) The Net Single Premium on that date for the current VAA for that investment division.

          (d) If the date is not a policy anniversary, the product of the following Items (i) and (ii):

               (i) The Actual NRR for the investment division for the time elapsed since the Variability Effective Date minus the Base NRR for the same period.

               (ii) The Benefit Base for the investment division on the Register
                    Date.



         SPECIMEN                              SPECIMEN

   Kevin Keefe          Secretary         Franklin Maisano            President



S.85-81